UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
CliqRex Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
January 20, 2022

Physical address of issuer
1569 Hollywood Ave, Cincinnati, OH 45224

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,065	$26,272
Cash & Cash Equivalents	$2,065	$26,272
Accounts Receivable	$0	$0
Short-term Debt	$106,156	$106,231
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$112,854	-$76,517

June 16, 2026

FORM C-AR

CliqRex Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by CliqRex Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://cliqrex.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 16, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

CliqRex Inc. (the "Company") is a Delaware Corporation, formed on January 20, 2022.

The Company is located at 1569 Hollywood Ave, Cincinnati, OH 45224.

The Company's website is https://cliqrex.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Cliqrex is a company that aims to change the way that people communicate their preferences. Micro-Social is the future of social media and Cliqrex is at the forefront of this movement. CliqRex is an app that aims to leverage human affinity and technology to connect the fragmented digital entertainment world.

RISK FACTORS

Risks Related to the Company's Business and Industry

1. Pandemic Risks. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among

others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent towhich a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

6. Dividends. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

7. Operations Risk. The Company's ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing.

8. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

9. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

10. Technological Risk. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. Our technology may underperform the technology utilized by our competitors.

11. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.12. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

13. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

14. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may

conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

15. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from theOffering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

16. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

17. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

18. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

19. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether

from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

20. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of theSecurities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

21. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Cliqrex is a company that aims to change the way that people communicate their preferences. Micro-Social is the future of social media and Cliqrex is at the forefront of this movement. CliqRex is an app that aims to leverage human affinity and technology to connect the fragmented digital entertainment world.

Business Plan

We provide powerful recommendations [Rex] from your most trusted source - your inner circle - your Clique [Cliq]. You can consume all your digital entertainment with just one Click [Cliq] from the app, with your friends never more than a tiny Rex arm's length away! We even help you discover new people with whom you might Click [Cliq] based on your mutual Rex. Additionally, we are acknowledging the negative impact of social media on mental health and society at large; by creating a digital environment that nurtures positive social wellbeing for users, we aim to better the lives of all "Cliqs."

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

James O'Loughlin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

01/20/2022 - Present :CliqRex Inc. Co-Founder and CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

09/01/2020 - Present: Art Academy of Cincinnati Adjunct Professor 01/01/2018 - 01/01/2020: University of Cincinnati Adjunct Professor - DAAP 06/10/2019 - Present: Pixaura Holdings LLC Manager 02/01/2019 - Present: Pixaura Digital Co-Founder and CEO James has always been intrigued by technology and has been at the forefront of utilizing it since a young age. He started programming on Apple in the late 1970s and wrote a grade-keeping program for his high school teachers at age 14. He joined the Army in 1989 and repaired missile guidance systems.He then set up and ran multi-line bulletin board systems in the early 1990s. Also during this time, while attending Miami University, he set up the university's computer networking system for faculty and students. In the early 2000s, he worked as a developer and created a CMS (content management system) for hundreds of clients. He was promoted to Vice President and helped grow the business into a full- service digital agency. After 20 years there, he started up Pixaura as co-founder and CEO, and has grown the business to 20 employees in 3 years. For the last 5+ years, he has been honing his craft by teaching UI/UX at the University of Cincinnati and The Art Academy of Cincinnati. James was also an early adopter of cryptocurrencies and started mining Bitcoins in 2011. He thought Bitcoin was the most exciting technology he had encountered until he and his wife, Dara, created CliqRex. Outside of technology, James was the president of Team Hungry Cycling, Cincinnati's largest cycling team, for ten years. He has completed multiple 100-mile mountain bike races, triathlons, and what is deemed the most difficult gravel bike race in the country, a 200-mile race across Kansas. The challenge of completing an ultra-endurance race requires training, technology (bike), tools, nutrition, and, most importantly, the perseverance to finish in the face of what sometimes feels like an insurmountable obstacle. James has the drive to see projects, goals, and dreams to completion. https://www.linkedin.com/in/jamesoloughlin/

Education

Name

Timur Akilov

All positions and offices held with the Company and date such position(s) was held with start and ending dates

01/20/2022 - Present: CliqRex Inc. Co-Founder and CFO, Treasurer & Secretary

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

01/01/2019 - Present: Pixaura Digital LLC Co-Founder and President 03/24/2015 - 02/05/2020: ETI Empire Holdings LLC Managing Partner 01/03/2019 - Present: Alpha Citadel Ventures LLC Founder and CEO 01/01/2016 - Present: Broadway Realty Associate Broker 09/01/2005 - Present: TDA Business Corp President 06/10/2019 - Present: Pixaura Holdings LLC Manager 01/01/2024 - Present: Lexton Holdings, Inc. Owner 02/14/2024 - Present: Genesis Prosperity Holdings LLC Partner 06/11/2024 - Present :Abermoon Spirits Corp. President Timur has been working in the software and IT field since 1999, when he started as a software developer at Computer Associates, one of the leading software companies. His dedication and drive for success have earned him much trust and respect among his colleagues. After Computer Associates, Timur co-founded, led or took part in many interesting software, marketing, investment as well as real estate projects. In addition to his love for technology, Timur also possesses a great sense of business management and finance that have helped him succeed in many of his endeavors. In 2015, he co-founded ETI Empire Holdings LLC, a holding company that took part in interesting and lucrative technology and real estate projects. In 2019, Timur founded Alpha Citadel Ventures LLC, a company that promotes innovation and helps startups with their growth strategy and planning. Most recently, he joined with James O'Loughlin to start Pixaura Digital, a very successful agency dedicated to customizing strategies for its clients. In his spare time, you can find Timur practicing martial arts and playing tennis, soccer or basketball with his children. https://www.linkedin.com/in/takilov/

Education

In 1992, at the age of 15, having immigrated to the United States from the former Soviet Union, Timur started 10th grade at Forest Hills High School in New York. Without prior knowledge of the English language, by working very hard, Timur managed to significantly excel in his studies. Timur holds a B.S. degree in Computer Science from the City University of New York with a minor in Economics. At the University, he was a recipient of the prestigious United Federation of Teachers Scholarship. In 1999, he graduated with Cum Laude honors, the Dean's List Award and membership in the Golden Key National Honor Society.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Bob Roman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

04/03/2023 - Present: CliqRex Inc. Chief Technology Officer 04/06/2022 - 04/03/2023: CliqRex Inc. Chief Product Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

09/10/2004 - Present: FIREANT STUDIO, Inc. Founder / CEO With over 20 years of experience in digital marketing, Bob has always been associated with delivering engaging experiences and technical insight across multiple industry verticals and delivering against diverse objectives. For the last 18 years as Founder & CEO of FIREANT STUDIO, Inc., he has strategized and created interactive solutions for global non-profits, organizations focused on underserved communities, higher-education, environmental impact groups and social issues from crisis support to inclusive peer mentoring. Bob possesses a strong passion and desire to create engaging, interactive, rich-media experiences that provide high value at all touch points throughout the digital lifecycle. He embraces the challenges of usability and inclusivity that exists in the increasingly device accessible data-driven world and throughout his career has focused on providing clarity from complexity. He has worked for a variety of clients ranging from Internet 2, American Express, TD Ameritrade, Aurora Economic Development Council, Rocky Mountain Institute, Expanding the Bench, Colorado Health Network to the World Wildlife Fund. His diverse experience enables him to ensure the core organizational values and goals are accurately reflected throughout all digital points of engagement within the user experience ecosystem. https://www.linkedin.com/in/bobroman/

Education

Name

Dara O'Loughlin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

01/20/2022 - Present: CliqRex Inc. Co-founder/Chief Experience Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

07/25/2019 - Present: North Hills Swim Club Marketing Outreach 08/09/2018 - Present: University of Cincinnati Adjunct Professor 08/01/2012 - 12/17/2021: Independent Contractor Yoga Teacher and Teacher Trainer Dara is committed to the crafting of meaningful and transformative experiences for others. She has put her heart into developing curricula and teaching coursework in art, technology, and yoga that empowers and enhances lives through creativity and connection. In addition, she has worked together with her husband, James, on creative problem-solving adventures in the pursuit of enhancing the life of their profoundly brain-injured son. Dara and James have successfully worked together professionally in several

places. First, it was at a small elementary school in College Corner, OH where she taught art and James was the "tech guy." Then, they worked together at a marketing firm in Cincinnati, OH. There, she piloted an exciting new Technologist in Residence program that brought much appreciated one-on-one technology education to teachers in Cincinnati Public Schools while James was programming and designing. The successful program expanded with Dara leading other TIRs to share technology that enhanced teachers' and students' lives. It was during her position as a Technologist In Residence that her career had to shift, as she gave birth to a child who would provide James and Dara with the most challenging problem-solving opportunities of their lives. Their son, Emmett, suffered a detrimental lack of oxygen at birth, and now at age 18 is still unable to walk, sit, speak, or even use his hands - though his smile lights up every living soul. Identifying his needs and enhancing his life experiences have required enormous creative problem solving and teamwork. There is something magical about James and Dara working together, whether it's starting a business, raising their three incredible children, or converting a shuttle bus into a medically supportive recreational vehicle for their family to be able to travel with their son, solving problems is where they shine. With an artistic vision and a caring heart, Dara works harmoniously together with James to evolve big transformational ideas into real-life solutions. https://www.linkedin.com/in/dara-oloughlin-3623372b

Education

Dara was trained as both an artist and educator at Miami University, where she met James and received her BFA and BS in Art Education.

Name

Michael LeFort

All positions and offices held with the Company and date such position(s) was held with start and ending dates

05/19/2025 - Present: CliqRex Inc. Chief Marketing Officer 04/03/2023 - 05/19/2025: CliqRex Inc. Advisor 04/01/2022 - 04/03/2023: CliqRex Inc. CMO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

01/01/2020 - Present: Learnie Inc. Co-Founder & Head of Impact 09/24/2020 - 01/31/2023: Pixaura Digital LLC Contractor 02/01/2023 - Present: Pixaura Digital LLC Executive Vice President of Strategy Michael is an award-winning brand developer and marketer with an expertise in building go-to- market strategies for brands in technology, education, packaged goods, media and social impact. For 20 years, Michael has developed and led measurable omni-channel campaigns for top brands and nonprofits resulting in sales, brand reach, customer loyalty and impact. Michael is widely regarded as innovative and having a unique ability to create esprit de corps among partners, client and teams, as well as: Career Qualifications/Achievements - New Business and Market Development, New Product Development, Global and National Sales Team Management, New Product Opportunity Identification, New Product and/or Service Introductions, Competitive and Market Analysis, Product Pricing Strategies, Marketing Data & Analytics Strategy & Measurement, Senior Client Relations, Senior Creative Marketing Strategist and Developer, Creative Developer, and Award Winning Producer/Writer/Digital Campaign Developer. https://www.linkedin.com/in/michael-lefort-4555654b/

Education

Name

James O'Loughlin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

01/20/2022 - Present :CliqRex Inc. Co-Founder and CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

09/01/2020 - Present: Art Academy of Cincinnati Adjunct Professor 01/01/2018 - 01/01/2020: University of Cincinnati Adjunct Professor - DAAP 06/10/2019 - Present: Pixaura Holdings LLC Manager 02/01/2019 - Present: Pixaura Digital Co-Founder and CEO James has always been intrigued by technology and has been at the forefront of utilizing it since a young age. He started programming on Apple in the late 1970s and wrote a grade-keeping program for his high school teachers at age 14. He joined the Army in 1989 and repaired missile guidance systems.He then set up and ran multi-line bulletin board systems in the early 1990s. Also during this time, while attending Miami University, he set up the university's computer networking system for faculty and students. In the early 2000s, he worked as a developer and created a CMS (content management system) for hundreds of clients. He was promoted to Vice President and helped grow the business into a full- service digital agency. After 20 years there, he started up Pixaura as co-founder and CEO, and has grown the business to 20 employees in 3 years. For the last 5+ years, he has been honing his craft by teaching UI/UX at the University of Cincinnati and The Art Academy of Cincinnati. James was also an early adopter of cryptocurrencies and started mining Bitcoins in 2011. He thought Bitcoin was the most exciting technology he had encountered until he and his wife, Dara, created CliqRex. Outside of technology, James was the president of Team Hungry Cycling, Cincinnati's largest cycling team, for ten years. He has completed multiple 100-mile mountain bike races, triathlons, and what is deemed the most difficult gravel bike race in the country, a 200-mile race across Kansas. The challenge of completing an ultra-endurance race requires training, technology (bike), tools, nutrition, and, most importantly, the perseverance to finish in the face of what sometimes feels like an insurmountable obstacle. James has the drive to see projects, goals, and dreams to completion. https://www.linkedin.com/in/jamesoloughlin/

Education

Name

Pete Mastin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

01/20/2022 - Present: CliqRex Inc. COO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

03/14/2016 - 04/30/2020: Jolokia CEO 07/01/2021 - 05/01/2022: Learnie CEO Pete is passionate about making Internet video better (because there is a lot to improve), as well as learning and development (L&D). He enjoys exploring new use cases for video that improve the human condition. Pete enjoys speaking at conferences such as NAB (National Association of Broadcasters), Streaming Media, The CDN/Cloud World Conference (Hong Kong), Velocity, Content Delivery Summit, Digital Hollywood and Interop (among others). He participated in projects with the Department of Artificial Intelligence at the University of Georgia developing software for evaluating logics. Interest: AI, Interactive Moving Pictures (video), AR/VR, Content Delivery Networks, Business Strategy, Media, Streaming, Knowledge Engineering, Architecture, Leadership, People, Motivation. https://www.linkedin.com/in/petemastin/

Education

Pete has an undergraduate and masters degree from the University of Georgia. Go Dogs.

Name

Timur Akilov

All positions and offices held with the Company and date such position(s) was held with start and ending dates

01/20/2022 - Present: CliqRex Inc. Co-Founder and CFO, Treasurer & Secretary

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

01/01/2019 - Present: Pixaura Digital LLC Co-Founder and President 03/24/2015 - 02/05/2020: ETI Empire Holdings LLC Managing Partner 01/03/2019 - Present: Alpha Citadel Ventures LLC Founder and CEO 01/01/2016 - Present: Broadway Realty Associate Broker 09/01/2005 - Present: TDA Business Corp President 06/10/2019 - Present: Pixaura Holdings LLC Manager 01/01/2024 - Present: Lexton Holdings, Inc. Owner 02/14/2024 - Present: Genesis Prosperity Holdings LLC Partner 06/11/2024 - Present :Abermoon Spirits Corp. President Timur has been working in the software and IT field since 1999, when he started as a software developer at Computer Associates, one of the leading software companies. His dedication and drive for success have earned him much trust and respect among his colleagues. After Computer Associates, Timur co-founded, led or took part in many interesting software, marketing, investment as well as real estate projects. In addition to his love for technology, Timur also possesses a great sense of business management and finance that have helped him succeed in many of his endeavors. In 2015, he co-founded ETI Empire Holdings LLC, a holding company that took part in interesting and lucrative technology and real estate projects. In 2019, Timur founded Alpha Citadel Ventures LLC, a company that promotes innovation and helps startups with their growth strategy and planning. Most recently, he joined with James O'Loughlin to start Pixaura Digital, a very successful agency dedicated to customizing strategies for its clients. In his spare time, you can find Timur practicing martial arts and playing tennis, soccer or basketball with his children. https://www.linkedin.com/in/takilov/

Education

In 1992, at the age of 15, having immigrated to the United States from the former Soviet Union, Timur started 10th grade at Forest Hills High School in New York. Without prior knowledge of the English language, by working very hard, Timur managed to significantly excel in his studies. Timur holds a B.S. degree in Computer Science from the City University of New York with a minor in Economics. At the University, he was a recipient of the prestigious United Federation of Teachers Scholarship. In 1999, he graduated with Cum Laude honors, the Dean's List Award and membership in the Golden Key National Honor Society.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	9,300,000
Voting Rights	Voting
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Class B Common Stock
Amount outstanding	100,000
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Class C Common Stock
Amount outstanding	447,903
Voting Rights	Class C Common Stock has one vote per share. Class C Common Stock is entitled to vote on all matters on which stockholders may vote, except that Class C Common Stock has no right to vote with respect to the election or removal of the Board of Directors. A record owner will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Class B Options
Amount outstanding	1,026,600
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Class A Options
Amount outstanding	400,000
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	If any of the options are converted into stock, shares will be diluted.
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	Pixaura Digital LLC
Amount outstanding	$94,118
Interest rate and payment schedule	5.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2026
Other material terms	The Company has the following line of credit agreements and balances, including accrued interest, from Pixaura Digital LLC, a related party under common ownership and management: The Company has access to a $50,000 LOC from Pixaura Digital LLC that has a 5% interest and can draw up to $10,000 per month. They also have a $30,000 LOC from Pixaura Digital LLC that has a 5% interest rate and can draw up to $5,000 per month, and a $9,500 LOC from Pixaura Digital LLC that has a 5% interest rate and can draw up to 3k per month. All of the lines of credit are due and payable on or before 12/31/2026, the total amount owed for the year ended December 31, 2025 was $80,000.

The total amount of outstanding debt of the company is $94,118.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	447,903	$223,951.50	Marketing: Communication Budget; Social Media PPC, Influencers, Referrals; Technology: Tech Fees + Product Development; Salaries: President and Manager salaries; Legal: Legal Fees Accounting: Bookkeeping and Accounting Administrative Expenses: Administrative Expenses	June 29, 2022	Regulation CF
Common Stock	7,425,000	$100.00	Legal fees	March 1, 2022	Section 4(a)(2)
Common Stock	100,000	$0.00	Stock was issued as stock based compensation in lieu of $50,000. No cash was received in this transaction.	December 31, 2022	Section 4(a)(2)

Ownership

A majority of the Company is owned by James O'Loughlin (Through Pixaura Holdings LLC) and Timur Akilov (Through Pixaura Holdings LLC).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
James O'Loughlin	43.2%
Timur Akilov	39.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

CliqRex Inc. is a Delaware Public Benefit Corp and a micro-social tool for sharing TV shows, movies, books and podcasts (other media and products to be added in the future) that are powered through affinity, trust, and shared interests. The tool allows users to see and store recommendations from their community. Results of Operations: The Company is in its pre-revenue stage. Operating expenses for the year ended December 31, 2025 increased by $35,649 to $105,980, as compared to $70,331 reported for the year ended December 31, 2024. Operating expenses for the year ended December 31, 2024 decreased by $226,788 to $70,331, as compared to $297,119 reported for the year ended December 31, 2023. Interest expense for the year ended December 31, 2025 increased by $688 to $6,874, as compared to $6,186 reported for the year ended December 31, 2024. Interest expense for the year ended December 31, 2024 increased by $1,644 to $6,186, as compared to $4,542 reported for the year ended December 31, 2023. Liquidity and Capital Resources: On December 31, 2025, the Company had cash and cash equivalents of $2,065 and a negative working capital of $104,091 as compared to cash and cash equivalents of $26,272 and negative working capital of $79,959 on December 31, 2024. On January 8, 2025, the Company drew down gross proceeds of $50,420 in exchange for selling 100,840 shares of common stock. The offering is still ongoing. During 2024, the Company drew down net proceeds of $53,629 in exchange for selling 107,258 shares of Class C Common Stock through the same Reg CF offering as mentioned above. During 2023, the Company drew down net proceeds of $27,338 in exchange for selling 63,591 shares of Class C Common Stock through the same Reg CF offering as mentioned above. During 2022, the Company drew down proceeds of $87,346 in exchange for selling 174,694 shares of Class C Common Stock through the same Reg CF offering as mentioned above. The Company has the following line of credit agreements and balances, including accrued interest, from Pixaura Digital LLC, a related party under common ownership and management: The Company has access to a $50,000 LOC from Pixaura Digital LLC that has a 5% interest and can draw up to $10,000 per month. They also have a $30,000 LOC from Pixaura Digital LLC that has a 5% interest rate and can draw up to $5,000 per month, and a $9,500 LOC from Pixaura Digital LLC that has a 5% interest rate and can draw up to 3k per month. All of the lines of credit are due and payable on or before December 31, 2026, the total amount owed for the year ended December 31, 2025 was $80,000.

As of December 31, 2025, the Company has accrued $14,118 in interest on these related party loans.

We will market the product.

Liquidity and Capital Resources

On June 29, 2022 the Company conducted an offering pursuant to Regulation CF and raised $223,951.50.

On March 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $100.00.

On December 31, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $0.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
The Company has the following line of credit agreements and balances, including accrued interest, from Pixaura Digital LLC, a related party under common ownership and management: The Company has access to a $50,000 LOC from Pixaura Digital LLC that has a 5% interest and can draw up to $10,000 per month. They also have a $30,000 LOC from Pixaura Digital LLC that has a 5% interest rate and can draw up to $5,000 per month, and a $9,500 LOC from Pixaura Digital LLC that has a 5% interest rate and can draw up to 3k per month. All of the lines of credit are due and payable on or before 12/31/2026, the total amount owed for the year ended December 31, 2025 was $94,118 including interest.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Pixaura Digital LLC
Relationship to the Company	James O'Loughlin, CliqRex's CEO, and Alpha Citadel Ventures LLC (owned by CliqRex Inc.'s CFO, Timur Akilov) are majority members of Pixaura Digital LLC.
Total amount of money involved	$94,118
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Funds
Description of the transaction	The Company has the following line of credit agreements and balances, including accrued interest, from Pixaura Digital LLC, a related party under common ownership and management: The Company has access to a $50,000 LOC from Pixaura Digital LLC that has a 5% interest and can draw up to $10,000 per month. They also have a $30,000 LOC from Pixaura Digital LLC that has a 5% interest rate and can draw up to $5,000 per month, and a $9,500 LOC from Pixaura Digital LLC that has a 5% interest rate and can draw up to 3k per month. All of the lines of credit are due and payable on or before 12/31/2026, the total amount owed for the year ended December 31, 2025 was $80,000.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Timur Akilov
(Signature)

Timur Akilov
(Name)

CFO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

CliqRex Inc.

Financial Statements and Report

December 31, 2025

Table of Contents



Independent Accountant's Review Report

To Management of:
CliqRex Inc.

We have reviewed the accompanying financial statements of CliqRex Inc. (the Company), which comprise the balance sheet as of December 31, 2025, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements

for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of CliqRex Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company is pre-revenue and has relied on debt financing from related parties to fund operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
February 20, 2026

CliqRex Inc.

Balance Sheet (Unaudited)

As of December 31, 2025

Assets		
Current Assets		
Cash and cash equivalents	$	2,065
Total Assets		2,065
Liabilities & Stockholders' Equity		
Liabilities		
Current Liabilities		
Accrued expenses		12,038
Accrued interest due to related party		14,118
Related party debt, current		80,000
Total Current Liabilities		106,156
Total Liabilities		106,156
Stockholders' Equity		
Common stock, 14,500,000 shares authorized; 9,847,903 shares issued and outstanding; 0.00001 par value per share		100
Additional paid-in capital		573,642
Accumulated Deficit		(677,833)
Total Stockholders' Equity		(104,091)
Total Liabilities & Stockholders' Equity	$	2,065

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

CliqRex Inc.
Statement of Income (Unaudited)
For the year ended December 31, 2025

Operating Expenses		
Share based compensation	$	38,302
Contract labor		32,084
Legal and other professional fees and services		25,553
Communications and information technology		5,326
Salaries and payroll taxes		1,438
Administrative expenses		553
Insurance expense		702
Memberships and licenses		2,022
Total Operating Expenses		105,980
Operating Income (Loss)		(105,980)
Interest expense		(6,874)
Net Income (Loss)	$	(112,854)

CliqRex Inc.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2025

	Class A Shares	Class B Shares	Class C Shares	Common Stock Amount $	Additional Paid-In Capital $	Accumulated Deficit $	Total Stockholders' Equity $
Balance at January 1, 2025	9,500,000	100,000	345,543	$ 100	$ 484,920	$ (564,979)	$ (79,959)
Net income (loss)	-	-	-	-	-	(112,854)	(112,854)
Cancelled shares	(200,000)	-	-	-	-	-	-
Share based compensation	-	-	-	-	38,302	-	38,302
Issuance of Class C shares	-	-	102,360	-	50,420	-	50,420
Balance at December 31, 2025	9,300,000	100,000	447,903	$ 100	$ 573,642	$ (677,833)	$ (104,091)

6

CliqRex Inc.
Statement of Cash Flows (Unaudited)
For the year ended December 31, 2025

Cash Flows		
Cash Flows From Operating Activities		
Net (loss)	$	(112,854)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in)		
Operating Activities		
Share based compensation		38,302
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities		2,178
Net Cash (Used in) Operating Activities		(72,374)
Cash Flows from Financing Activities		
Repayment of related party debt		(2,253)
Proceeds from issuance of stock		50,420
Net Cash Provided by Financing Activities		48,167
Net Increase in Cash and Cash Equivalents		(24,207)
Cash and cash equivalents at beginning of year		26,272
Cash and Cash Equivalents at End of Year		2,065

Supplemental Cash Flow Information
  Cash Paid During the Year for

Interest	$	6,874

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

1. **Summary of significant accounting policies**

   a. **Nature of operations**

   CliqRex Inc. (the Company) is a Delaware Public Benefit Corp and a micro-social tool for sharing TV shows, movies, books and podcasts (other media and products to be added in the future) that are powered through affinity, trust, and shared interests. The tool allows users to see and store recommendations from their community.

   b. **Basis of accounting**

   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

   c. **Use of estimates**

   The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

   d. **Concentrations of credit risk**

   The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

   e. **Fair value measurements**

   Generally accepted accounting principles define fair value as the price that would be received to sell

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. The Company's cash consists of deposits held in a commercial checking accounts with a major financial institution.

g. Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition,

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a calendar year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses.

The Company files tax returns in the United States federal jurisdiction and is subject to franchise and income tax filing requirements in the State of Delaware.

h. Share based compensation

In accordance with FASB ASC Section 718-10-25, the Company recognizes the compensation cost associated with stock option awards at the fair value as of the grant date. The date of grant occurs when there is a mutual understanding of the award's key terms and conditions and the Company becomes contingently obligated to issue equity or transfer assets. All of the Company's share-based payment arrangements are classified as equity awards as the terms of the award call for settlement solely in Company stock.

i. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Stockholders' equity

Under the articles of incorporation, the total number of Common Shares of stock that the Company shall have authority to issue is 14,500,000 shares with a $0.00001 par value per share.

The Common stock is divided into three series:

Class A voting stock of which there are 10,000,000 shares authorized.
Class B non-voting stock of which there are 2,000,000 shares authorized.
Class C voting stock of which there are 2,500,000 shares authorized.

As of December 31, 2025 the total number Class A Common Shares issued and outstanding was 9,300,000, and the total number of Class B Common Shares issued and outstanding was 100,000, and the total number of Class C Common Shares issued and outstanding was 447,903.

3. Related party debt

The Company has the following line of credit agreements and balances, including accrued interest, from Pixaura Digital LLC, a related party under common ownership and management:

50K LOC form Pixaura Digital LLC has a 5% int. Draw up to 10k per month. Due and payable on or before 12/31/2026.	$	50,000
30K LOC form Pixaura Digital LLC has a 5% int. Draw up to 5k per month. Due and payable on or before 12/31/2026.		30,000
Total Related Party Debt	$	80,000

As of December 31, 2025, the Company has accrued $14,118 in interest on these related party loans.

4. Equity incentive plans

The Company's 2022 Incentive Option Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 900,000 shares of the Company's Class B Non-voting Common Stock. The Company is authorized to issue the options under this Plan as either Incentive Stock Options or Non-qualified Stock Options as defined by the Internal Revenue Code. The option awards have 10-year contractual terms and vest on varying schedules. During 2023, the Company expanded its option pool to 1,900,000.

The Company's stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Stock price	$0.50
Expected life (years)	10
Risk-free interest rate	4.50%
Expected volatility	50%
Annual dividend yield	0
Fair value of stock option	$0.332

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is based on the expiration date of the grants. The Company determined the expected volatility assumption for options granted used was an estimate based on past performance of estimated stock value. The Company will continue to monitor relevant factors used to measure expected volatility for future stock option grants. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. The Company calculated a fair value of $0.332 for each stock option.

	Total Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at beginning of the year	886,600	0.36	7.8
Granted	540,000	0.50	10.0
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2025	1,426,600	0.42	7.7
Exercisable Options at December 31, 2025	876,600	0.36	6.9

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

The Company recognized $38,302 in stock option compensation expense for the year ended December 31, 2025.

5. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the year ended December 31, 2025 the Company incurred a loss of $112,854. The Company is pre-revenue and has relied on financing from related parties to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

7. Subsequent events

The Company has received a $9,500 LOC from Pixaura Digital LLC with a 5% interest rate and draw up to 3,000 per month. The balance as of the date of these financial statements is $5,016.

Management evaluated all activity of the Company through February 20, 2026 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

CliqRex Inc.

Financial Statements and Report

December 31, 2024

Table of Contents



Independent Accountant's Review Report

To Management of:
CliqRex Inc.

We have reviewed the accompanying financial statements of CliqRex Inc. (the Company), which comprise the balance sheet as of December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements

for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of CliqRex Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company is pre-revenue and has relied on debt financing from related parties to fund operations. and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
February 25, 2025

CliqRex Inc.
Balance Sheet (Unaudited)
As of December 31, 2024

	Note		
Assets			
Current Assets			
Cash and cash equivalents	1.f	$	26,272
Total Assets			26,272
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Accrued expenses			9,860
Related party debt, current	3		96,371
Total Current Liabilities			106,231
Total Liabilities			106,231
Stockholders' Equity	2		
Common stock, 14,500,000 shares authorized; 9,945,543 shares issued and outstanding; 0.00001 par value per share			100
Additional paid-in capital			484,920
Retained Earnings (Accumulated Deficit)			(564,979)
Total Stockholders' Equity			(79,959)
Total Liabilities & Stockholders' Equity		$	26,272

4

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Statement of Income (Unaudited)

For the year ended December 31, 2024

Operating Expenses		
Share based compensation	$	33,200
Contract labor		23,420
Legal and other professional fees and services		9,032
Salaries and payroll taxes		1,608
Administrative expenses		2,373
Insurance expense		698
Total Operating Expenses		70,331
Operating Income (Loss)		(70,331)
Interest expense		(6,186)
Net Income (Loss)	$	(76,517)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

CliqRex Inc.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2024

	Class A Shares	Class B Shares	Class C Shares	Common Stock Amount $	Additional Paid-In Capital $	Retained Earnings (Accumulated Deficit) $	Total Stockholders' Equity $
Balance at January 1, 2024	9,500,000	100,000	238,285	$ 99	$ 334,538	$ (488,462)	$ (153,825)
Stock-based compensation expense	-	-	-	-	33,200	-	33,200
Net income (loss)	-	-	-	-	-	(76,517)	(76,517)
Capital contributions by owner	-	-	-	-	63,554	-	63,554
Issuance of Class C shares	-	-	107,258	1	53,628	-	53,629
Balance at December 31, 2024	9,500,000	100,000	345,543	$ 100	$ 484,920	$ (564,979)	$ (79,959)

6

CliqRex Inc.

(Unaudited)

For the year ended December 31, 2024

Cash Flows		
Cash Flows From Operating Activities		
Net (loss)	$	(76,517)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in)		
Operating Activities		
Share based compensation		33,200
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities		(59,042)
Net Cash (Used in) Operating Activities		(102,359)
Cash Flows from Financing Activities		
Proceeds from issuance of related party debt		10,862
Proceeds from issuance of Class C shares		53,629
Capital contributions from owners		63,554
Net Cash Provided by Financing Activities		128,045
Net Increase in Cash and Cash Equivalents		25,686
Cash and cash equivalents at beginning of year		586
Cash and Cash Equivalents at End of Year		26,272

Supplemental Cash Flow Information
  Cash Paid During the Year for
    Interest $ 6,186

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

1. Summary of significant accounting policies

a. Nature of operations

CliqRex Inc. (the Company) is a Delaware Public Benefit Corp and a micro-social tool for sharing TV shows, movies, books and podcasts (other media and products to be added in the future) that are powered through affinity, trust, and shared interests. The tool allows users to see and store recommendations from their community.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. The Company's cash consists of deposits held in a commercial checking accounts with a major financial institution.

g. Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a calendar year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses.

The Company files tax returns in the United States federal jurisdiction and is subject to franchise and income tax filing requirements in the State of Delaware.

h. Share based compensation

In accordance with FASB ASC Section 718-10-25, the Company recognizes the compensation cost associated with stock option awards at the fair value as of the grant date. The date of grant occurs when there is a mutual understanding of the award's key terms and conditions and the Company becomes contingently obligated to issue equity or transfer assets. All of the Company's share-based payment arrangements are classified as equity awards as the terms of the award call for settlement solely in Company stock.

i. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Stockholders' equity

Under the articles of incorporation, the total number of Common Shares of stock that the Company shall have authority to issue is 14,500,000 shares with a $0.00001 par value per share.

The Common stock is divided into three series:

Class A voting stock of which there are 10,000,000 shares authorized.
Class B non-voting stock of which there are 2,000,000 shares authorized.
Class C voting stock of which there are 2,500,000 shares authorized.

As of December 31, 2024 the total number Class A Common Shares issued and outstanding was 9,500,000, and the total number of Class B Common Shares issued and outstanding was 100,000, and the total number

of Class C Common Shares issued and outstanding was 345,543.

3. Related party debt

The Company has the following line of credit agreements and balances, including accrued interest, from Pixaura Digital LLC, a related party under common ownership and management:

50K LOC form Pixaura Digital LLC has a 5% int. Draw up to 10k per month. Due and payable on or before 12/31/2025.	$	57,158
30K LOC form Pixaura Digital LLC has a 5% int. Draw up to 5k per month. Due and payable on or before 12/31/2025		32,494
9.5K LOC form Pixaura Digital LLC has a 5% int. Draw up to 3k per month. Due and payable on or before 12/31/2025		6,719
Total Related Party Debt	$	96,371

4. Equity incentive plans

The Company's 2022 Incentive Option Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 900,000 shares of the Company's Class B Non-voting Common Stock. The Company is authorized to issue the options under this Plan as either Incentive Stock Options or Non-qualified Stock Options as defined by the Internal Revenue Code. The option awards have 10-year contractual terms and vest on varying schedules. During 2023, the Company expanded its option pool to 1,900,000.

The Company's stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Stock price	$0.50
Expected life (years)	10
Risk-free interest rate	4.50%
Expected volatility	50%
Annual dividend yield	0
Fair value of stock option	$0.332

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is based on the expiration date of the grants. The Company determined the expected volatility assumption for options granted used was an estimate based on past performance of estimated stock value. The Company will continue to monitor relevant factors used to measure expected volatility for future stock option grants. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. The Company calculated a fair value of $0.332 for each stock option.

	Total Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at beginning of the year	1,057,600	0.39	8.8
Granted	200,000	0.50	10.0
Exercised	-	-	-
Expired/Cancelled	271,000	0.50	-
Outstanding at December 31, 2024	886,600	0.36	7.8
Exercisable Options at December 31, 2024	761,234	0.41	7.7

The Company recognized $33,200 in stock option compensation expense for the year ended December 31, 2024.

5. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

financial statements, during the year ended December 31, 2024 the Company incurred a loss of $76,517. The Company is pre-revenue and has relied on financing from related parties to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

7. Subsequent events

On January 8, 2025, 200,000 of Class A shares were redeemed by the Company. Additionally, 120,000 Class B options were issued to a contractor.

Management evaluated all activity of the Company through February 25, 2025 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.